Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-224828

Supplementing the Prospectus Supplement

dated November 20, 2018 (to Prospectus dated November 20, 2018)

AIR LEASE CORPORATION

$750,000,000 2.875% MEDIUM-TERM NOTES, SERIES A, DUE JANUARY 15, 2026

$750,000,000 3.125% MEDIUM-TERM NOTES, SERIES A, DUE DECEMBER 1, 2030

PRICING TERM SHEET

DATE: NOVEMBER 17, 2020

Issuer:	Air Lease Corporation

Ratings*:	Standard & Poor’s Ratings Services: BBB (negative outlook) Fitch Ratings: BBB (negative outlook) Kroll Bond Rating Agency: A- (negative outlook)

Security Description:	2.875% Medium-Term Notes, Series A, due January 15, 2026 (the “2026 Notes”) 3.125% Medium-Term Notes, Series A, due December 1, 2030 (the “2030 Notes” and, together with the 2026 Notes, the “Notes”)

CUSIP:	2026 Notes: 00914AAJ1 2030 Notes: 00914AAK8

ISIN:	2026 Notes: US00914AAJ16 2030 Notes: US00914AAK88

Principal Amount of the 2026 Notes:

$750,000,000

The 2026 Notes will have the same terms as, and constitute a single tranche with, the $700,000,000 aggregate principal amount of 2.875% Medium-Term Notes, Series A, due January 15, 2026 (the “Existing 2026 Notes”) that the Issuer originally issued on August 17, 2020. The 2026 Notes will have the same CUSIP number as the Existing 2026 Notes and will be issued as additional notes under the indenture governing the Existing 2026 Notes. The 2026 Notes are expected to trade interchangeably with the Existing 2026 Notes immediately upon settlement and be fungible with the Existing 2026 Notes. As a result, the outstanding aggregate principal amount of the Issuer’s 2.875% Medium-Term Notes, Series A, due January 15, 2026 as of the issue date of the 2026 Notes will be $1,450,000,000. See “Additional United States Federal Income Tax Considerations.”

Principal Amount of the 2030 Notes:	$750,000,000

Net Proceeds (before expenses):	2026 Notes: $755,677,500, plus accrued interest from and including August 17, 2020 to, but excluding, November 24, 2020 (or $5,809,895.83) 2030 Notes: $729,420,000

Trade Date:	November 17, 2020

Settlement Date:

November 24, 2020 (T+5)

The Issuer expects that delivery of the Notes will be made to investors on the Settlement Date, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date hereof or the next two succeeding business days will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Maturity Date:	2026 Notes: January 15, 2026 2030 Notes: December 1, 2030

Coupon:	2026 Notes: 2.875% 2030 Notes: 3.125%

Issue Price:	2026 Notes: 101.357% of face amount, plus accrued interest from and including August 17, 2020 to, but excluding, November 24, 2020 (or $5,809,895.83) 2030 Notes: 97.906% of face amount

Benchmark Treasury:	2026 Notes: UST 0.250% due October 31, 2025 2030 Notes: UST 0.875% due November 15, 2030

Benchmark Treasury Spot / Yield:	2026 Notes: 99-10+ / 0.387% 2030 Notes: 100-00+ / 0.873%

Spread to Benchmark Treasury:	2026 Notes: +220 basis points 2030 Notes: +250 basis points

Yield to Maturity:	2026 Notes: 2.587% 2030 Notes: 3.373%

Interest Payment Frequency:	2026 Notes: Semi-annual 2030 Notes: Semi-annual

Interest Payment Dates:	2026 Notes: January 15 and July 15, beginning on January 15, 2021 (short first coupon) 2030 Notes: June 1 and December 1, beginning on June 1, 2021 (long first coupon)

Regular Record Dates:	2026 Notes: Every January 1 and July 1 2030 Notes: Every May 15 and November 15

Day Count Fraction:	2026 Notes: 30/360 2030 Notes: 30/360

Business Day Convention:	2026 Notes: Following 2030 Notes: Following

Business Days:	2026 Notes: New York 2030 Notes: New York

Optional Redemption:

2026 Notes: On any date prior to December 15, 2025, we may redeem the 2026 Notes, at our option, in whole or, from time to time, in part at a redemption price equal to 100% of the aggregate principal amount of the 2026 Notes to be redeemed plus an Applicable Premium, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date. On or after December 15, 2025, we may redeem the 2026 Notes, at our option, in whole or, from time to time, in part at a redemption price equal to 100% of the aggregate principal amount of the 2026 Notes to be redeemed plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

2030 Notes: On any date prior to September 1, 2030, we may redeem the 2030 Notes, at our option, in whole or, from time to time, in part at a redemption price equal to 100% of the aggregate principal amount of the 2030 Notes to be redeemed plus an Applicable Premium, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date. On or after September 1, 2030, we may redeem the 2030 Notes, at our option, in whole or, from time to time, in part at a redemption price equal to 100% of the aggregate principal amount of the 2030 Notes to be redeemed plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

“Applicable Premium” means, (A) with respect to a 2026 Note on any date of redemption, the excess, if any, of (x) the present value as of such date of redemption of (i) 100% of the principal amount of such 2026 Note plus (ii) all required interest payments due on such 2026 Note through December 15, 2025, assuming such 2026 Note matured on such date (excluding accrued but unpaid interest to, but excluding, the date of redemption), computed using a discount rate equal to the Applicable Treasury Rate as of such date of redemption plus 45 basis points, over (y) the then outstanding principal of such 2026 Note and (B) with respect to a 2030 Note on any date of redemption, the excess, if any, of (x) the present value as of such date of redemption of (i) 100% of the principal amount of such 2030 Note plus (ii) all required interest payments due on such 2030 Note through September 1, 2030, assuming such 2030 Note matured on such date (excluding accrued but unpaid interest to, but excluding, the date of redemption), computed using a discount rate equal to the Applicable Treasury Rate as of such date of redemption plus 40 basis points, over (y) the then outstanding principal of such 2030 Note.

“Applicable Treasury Rate” means as of any date of redemption of (A) the 2026 Notes, the yield to stated maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent statistical release designated as “H.15” under the caption “Treasury constant maturities” or any successor publication which is published at least weekly by the Board of Governors of the Federal Reserve System (or companion online data resource published by the Board of Governors of the Federal Reserve System) and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity that has become publicly available at least two Business Days prior to the redemption date (or, if such statistical release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to December 15, 2025; provided, however, that if the period from the redemption date to December 15, 2025 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to December 15, 2025 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used or

(B) the 2030 Notes, the yield to stated maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent statistical release designated as “H.15” under the caption “Treasury constant maturities” or any successor publication which is published at least weekly by the Board of Governors of the Federal Reserve System (or companion online data resource published by the Board of Governors of the Federal Reserve System) and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity that has become publicly available at least two Business Days prior to the redemption date (or, if such statistical release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to September 1, 2030; provided, however, that if the period from the redemption date to September 1, 2030 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to September 1, 2030 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Change of Control Repurchase Event:

2026 Notes: Puttable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.

2030 Notes: Puttable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.

Denominations/Multiples:	2026 Notes: $2,000 x $1,000 2030 Notes: $2,000 x $1,000

Governing Law:	2026 Notes: New York 2030 Notes: New York

Joint Book-Running Managers:

BNP Paribas Securities Corp.

BofA Securities, Inc.

J.P. Morgan Securities LLC

NatWest Markets Securities Inc. (only with respect to the 2030 Notes)

Regions Securities LLC (only with respect to the 2026 Notes)

BMO Capital Markets Corp.

Loop Capital Markets LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

SG Americas Securities, LLC

Truist Securities, Inc.

Wells Fargo Securities, LLC

Fifth Third Securities, Inc.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

Santander Investment Securities Inc.

TD Securities (USA) LLC

Citizens Capital Markets, Inc.

Commonwealth Bank of Australia

ICBC Standard Bank Plc

KeyBanc Capital Markets Inc.

Arab Banking Corporation B.S.C.

CIBC World Markets Corp.

Mischler Financial Group, Inc.

Co-Managers:	Morgan Stanley & Co. LLC Keefe, Bruyette & Woods, Inc.

Additional United States Federal Income Tax Considerations:

United States Federal Income Taxation

For a summary of material U.S. federal income tax considerations relevant to the purchase, ownership and disposition of the Notes, see the discussion under the caption “Material United States Federal Income Tax Considerations” in the related prospectus supplement. The discussion below is meant to update and supplement such summary in the related prospectus supplement and is subject to the same limitations and qualifications set forth therein. To the extent the discussion below is inconsistent with such summary in the related prospectus supplement, the discussion below supersedes the relevant disclosure in the related prospectus supplement.

Qualified Reopening of the Existing 2026 Notes

The Issuer intends to treat the issuance of the 2026 Notes as a “qualified reopening” of the Existing 2026 Notes for U.S. federal income tax purposes. Accordingly, the 2026 Notes are expected to have the same issue date and the same issue price as the Existing 2026 Notes for U.S. federal income tax purposes.

Pre-issuance Accrued Interest

The offering price for the 2026 Notes that a holder must pay will include amounts attributable to interest accrued from and including August 17, 2020 (“pre-issuance accrued interest”). Pre-issuance accrued interest will be included in the accrued interest to be paid on the 2026 Notes on the first interest payment date after the issuance of the 2026 Notes. In accordance with applicable Treasury regulations, for U.S. federal income tax purposes, the Issuer will treat the 2026 Notes as having been purchased for a price that does not include any pre-issuance accrued interest. If the 2026 Notes are so treated, the portion of the first stated interest payment equal to the pre-issuance accrued interest will be deemed to be a non-taxable return of pre-issuance accrued interest and, accordingly, will not be taxable as interest on the 2026 Notes.

FATCA

As discussed in the section of the related prospectus supplement entitled “Material United States Federal Income Tax Considerations,” under legislation commonly referred to as “FATCA,” a 30% withholding tax may be imposed on payments of interest on, or gross proceeds from the sale or other disposition of, a Note. Regulations proposed by the U.S. Treasury Department in December 2018, however, indicate an intent to eliminate the requirement under “FATCA” of withholding on payments of gross proceeds (other than amounts treated as interest). The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

For other U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes, please see the section of the related prospectus supplement entitled “Material United States Federal Income Tax Considerations.”

Other Provisions:

Prohibition of Sales to EEA and UK Retail Investors

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation. This term sheet has been prepared on the basis that any offer of Notes in any member state of the EEA or in the UK will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Notes. This term sheet is not a prospectus for the purposes of the Prospectus Regulation.

Notice to Prospective Investors in Switzerland

This term sheet is not intended to constitute an offer or solicitation to purchase or invest in the Notes. The Notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the Notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this term sheet nor any other offering or marketing material relating to the Notes constitutes a prospectus pursuant to the FinSA, and neither this term sheet nor any other offering or marketing material relating to the Notes may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in Israel

This term sheet does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”) and has not been filed with or approved by the Israel Securities Authority. In Israel, this term sheet is being distributed only to, and is directed only at, qualified investors listed in the first addendum (the “Addendum”) to the Israeli Securities Law. Qualified investors may be required to submit written confirmation that they fall within the scope of the Addendum. In addition, we may distribute and direct this term sheet in Israel, at our sole discretion, to investors who are not considered qualified investors, provided that the number of such investors in Israel shall be no greater than 35 in any 12-month period.

*

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Investing in the Notes involves a number of risks. See “Risk Factors” included or incorporated by reference in the related prospectus supplement dated November 20, 2018 and the related prospectus dated November 20, 2018.

The Issuer has filed a registration statement (including a prospectus) and a related prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement, including the documents incorporated by reference in each of these filings for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the related prospectus and the related prospectus supplement if you request them by contacting: (i) BNP Paribas Securities Corp. at (212) 841-2871 or toll-free at (800) 854-5674, (ii) BofA Securities, Inc. toll-free at (800) 294-1322, or by e-mail at dg.prospectus_requests@bofa.com, (iii) J.P. Morgan Securities LLC collect at (212) 834-4533, (iv) NatWest Markets Securities Inc. (only with respect to the 2030 Notes) at 1-203-897-6166 or (v) Regions Securities LLC (only with respect to the 2026 Notes) at (404) 279-7400.

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